# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortune Brands Innovations, Inc., CIK 0001519751
CUSIP: 34964C106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 520 Lake Cook Road, Deerfield, Illinois (IL), 60015
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001592643

## Reporting persons
- Select Equity Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,194,296; sole dispositive power 0; shared dispositive power 5,194,296; aggregate amount beneficially owned 5,194,296 (4.3% of the class)
  Comment: Beneficial ownership based on 120,038,875 shares of common stock outstanding as of July 18, 2025, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.
- George S. Loening: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,194,296; sole dispositive power 0; shared dispositive power 5,194,296; aggregate amount beneficially owned 5,194,296 (4.3% of the class)
  Comment: Beneficial ownership based on 120,038,875 shares of common stock outstanding as of July 18, 2025, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.

## Item 1. Issuer
Name of issuer: Fortune Brands Innovations, Inc.
Address of issuer's principal executive offices: 520 Lake Cook Road Deerfield, IL, 60015

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership ("Select LP"), and George S. Loening ("Loening"), who is the majority owner of Select LP and managing member of its general partner. Select LP and Loening are sometimes collectively referred to herein as the "Select Reporting Persons."
Address of principal business office or, if none, residence: The business address of each of Select LP and Loening is 380 Lafayette Street, New York, New York 10003.
Citizenship: George S. Loening is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Select Equity Group, L.P. - 5,194,296
(ii) George S. Loening - 5,194,296
Percent of class:
(i) Select Equity Group, L.P. - 4.33%
(ii) George S. Loening - 4.33%
Sole power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 5,194,296
(ii) George S. Loening - 5,194,296
Sole power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to dispose or to direct the disposition:
(i) Select Equity Group, - L.P. 5,194,296
(ii) George S. Loening - 5,194,296

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 The identity and the Item 3 classification of the relevant subsidiary are: Select Equity Group, L.P., which is an Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening, George S. Loening, Managing Member (08/14/2025)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (08/14/2025)